UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: __________________

ARABELLA EXPLORATION, INC.

(Translation of registrant's name into English)

500W. Texas Avenue
Suite 1450
Midland, Texas 79701
Telephone: 432 897-4755

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Arabella Exploration, Inc. intends to use the attached presentation in meetings with investors commencing on September 9, 2014. The materials attached as Exhibit 99.1 are incorporated by reference herein.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Presentation dated September 2014

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 9, 2014

ARABELLA EXPLORATION, INC.

By:	/s/ Jason Hoisager
Name:	Jason Hoisager
Title:	Chief Executive Officer